UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Regencell Bioscience Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.00001 Par Value

(Title of Class of Securities)

G7487R100

(CUSIP Number)

Yat-Gai Au

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Regencell (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,539,159 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,539,159 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,539,159 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON CO

CUSIP Number: G7487R100

1	NAME OF REPORTING PERSON: Yat-Gai Au
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,539,159 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,539,159 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,539,159 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.0%
14	TYPE OF REPORTING PERSON IN

CUSIP Number: G7487R100

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2021 (as amended to date, the “Schedule 13D”) by Mr. Yat-Gai Au, a Hong Kong citizen, and Regencell (BVI) Limited., a limited liability company organized in British Virgin Islands (“Regencell (BVI) Limited,” and together with Mr. Yat-Gai Au, the “Reporting Persons”), with respect to the ordinary shares of Regencell Bioscience Holdings Limited (the “Company” or “Issuer”), with par value $0.00001 per share (the “Ordinary Shares”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

Between April 1, 2022 and May 13, 2022, Regencell (BVI) Limited acquired a total of another 49,010 Ordinary Shares from open market purchases at an aggregate price of $1,141,528. Regencell (BVI) Limited used Mr. Yat-Gai Au’s personal funds to effect these purchases of Ordinary Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The Reporting Persons acquired the Ordinary Shares described in Item 5(c), and all other Ordinary Shares purchased since the initial filing of Schedule 13D on July 27, 2021, for investment purposes.

Except for the foregoing and except in Yat-Gai Au’s capacity as the Chief Executive Officer and the chairman of the board of director of the Issuer and the beneficial owner of the Ordinary Shares of the Issuer, other than as set forth in the Schedule 13D, the Reporting Persons, or to the knowledge of the Reporting Persons, the persons identified in Item 2 to Schedule 13D, do not have any plans or proposals which relate to or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons, and any persons identified in Item 2 to Schedule 13D, may change their purpose or formulate different plans or proposals with respect thereto at any time.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore: sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)-(b) The responses to Items 7 to 13 of each of the cover page of this Amendment No. 4 for the Reporting Persons are incorporated herein by reference.

Percentage is calculated based on the 13,012,866 ordinary shares of the Issuer issued and outstanding as of May 13, 2022, information provided by the Issuer.

Mr. Yat-Gai Au is the sole director and sole shareholder of Regencell (BVI) Limited and may be deemed to beneficially own the securities held by Regencell (BVI) Limited.

CUSIP Number: G7487R100

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the persons identified in Item 2 to Schedule 13D beneficially owns any Ordinary Shares of the Issuer.

(c) Between April 1, 2022 and May 13, 2022, Regencell (BVI) Limited acquired an aggregate of another 49,010 Ordinary Shares at share prices between $21.5099 and $25.2256 from open market purchases. Among the purchases, on various days from March 18, 2022 to May 13, 2022 during the past sixty (60) days of the date of this Amendment No. 4, Regencell (BVI) Limited purchased a total of 66,240 Ordinary Shares from open market purchases. Details of the transactions are set forth below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, full information regarding the number of Ordinary Shares purchased at each separate price for these transactions.

Date	Number of Ordinary Shares Purchased	Average Daily Price per Share
March 21, 2022	977	$31.2610
March 22, 2022	2,110	$31.3318
March 23, 2022	800	$30.4913
March 24, 2022	683	$30.6140
March 25, 2022	1,200	$30.7333
March 28, 2022	3,400	$28.6526
March 29, 2022	3,540	$27.5428
March 30, 2022	1,107	$25.6790
March 31, 2022	3,413	$21.8062
April 1, 2022	3,540	$22.3480
April 4, 2022	4,878	$23.5441
April 5, 2022	1,594	$23.3889
April 11, 2022	1,500	$23.5120
April 12, 0222	2,104	$21.9641
April 13, 2022	2,452	$21.5099
April 14, 2022	500	$21.7810
April 18, 2022	3,592	$22.8040
April 19, 2022	2,158	$22.6553
April 20, 2022	1,617	$23.4747
April 21, 2022	1,610	$23.3127
April 22, 2022	812	$22.8512
April 25, 2022	501	$22.7315
April 26, 2022	1,204	$23.1135
April 27, 2022	1,060	$23.5650
April 28, 2022	300	$23.3533
May 2, 2022	760	$22.2692
May 3, 2022	3,565	$23.2758
May 4, 2022	1,033	$23.8171
May 5, 2022	1,592	$23.2917
May 6, 2022	1,940	$23.3610
May 9, 2022	1,951	$23.0960
May 10, 2022	1,514	$24.3132
May 11, 2022	1,928	$25.2256
May 12, 2022	1,720	$24.4570
May 13, 2022	3,585	$25.0052

Except as disclosed in Items 3, 4 and 5 of the Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons, or to the knowledge of the Reporting Persons, any persons identified in Item 2 to Schedule 13D.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

Regencell (BVI) Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Sole Director

/s/ Yat-Gai Au
Name:	Yat-Gai Au

[Signature Page to Schedule 13D/A]